SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes	☐	No	☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated August 2, 2005
2.	Press release dated August 2, 2005
3.	Press release dated August 3, 2005
4.	Press release dated August 3, 2005
5.	Press release dated August 9, 2005
6.	Press release dated August 9, 2005
7.	Press release dated August 9, 2005
8.	Press release dated August 10, 2005
9.	Press release dated August 12, 2005
10.	Press release dated August 16, 2005
11.	Press release dated August 17, 2005
12.	Press release dated August 17, 2005
13.	Press release dated August 18, 2005
14.	Press release dated August 19, 2005
15.	Press release dated August 19, 2005
16.	Press release dated August 22, 2005
17.	Press release dated August 23, 2005
18.	Press release dated August 24, 2005
19.	Press release dated August 31, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: September 30th, 2005	By:	/s/ Anne C. Siddell

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer

United Business Media plc

2.

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

Both

3.	Name of person discharging managerial responsibilities/director

Neil Mepham

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Holding

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 30 5/14 p

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8.	State the nature of the transaction

Exercise of options and sale of shares

9.	Number of shares, debentures or financial instruments relating to shares acquired

5,500

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.002

11.	Number of shares, debentures or financial instruments relating to shares disposed

2,261

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0008

13.	Price per share or value of transaction

£5.4275

14.	Date and place of transaction

28 July 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,553

16.	Date issuer informed of transaction

2 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant

18.	Period during which or date on which it can be exercised

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22.	Total number of shares or debentures over which options held following notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Anne Siddell 020 7921 5004

Name and signature of duly authorised officer of issuer responsible for making notification

____________________________________________________________

Date of notification ___________________________________________

Appendix 2.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer

United Business Media plc

2.

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) only

3.	Name of person discharging managerial responsibilities

Henry Elkington

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[2]

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 30 5/14 pence

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8.	State the nature of the transaction

Option grant

9.	Number of shares, debentures or financial instruments relating to shares acquired

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13.	Price per share or value of transaction

14.	Date and place of transaction

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16.	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant

2 August 2005

18.	Period during which or date on which it can be exercised

2 August 2008- 2 August 2015

19.	Total amount paid (if any) for grant of the option

Nil

20.	Description of shares or debentures involved (class and number)

18,292 ordinary shares of 30 5/14 pence

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.4667 per share

22.	Total number of shares or debentures over which options held following notification

18,292

23.	Any additional information

Performance conditions apply

24.	Name of contact and telephone number for queries

Anne Siddell 020 7921 5004

Name and signature of duly authorised officer of issuer responsible for making notification

____________________________________________________________

Date of notification ___________________________________________

Appendix 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

STANDARD LIFE GROUP

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 PENCE

10.	Date of transaction

3 AUGUST 2005

11.	Date company informed

3 AUGUST 2005

12.	Total holding following this notification

8,364,003 ORDINARY SHARES OF 30 5/14 PENCE

13.	Total percentage holding of issued class following this notification

3.03%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 3 AUGUST 2005

Registered Holder	No. of Shares

Vidacos Nominees Limited	8,364,003
TOTAL:	8,364,003

Appendix 4.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

UNKNOWN

11.	Date company informed

3 AUGUST 2005

12.	Total holding following this notification

14,100,896 ORDINARY SHARES OF 30 5/14 P

13.	Total percentage holding of issued class following this notification

5.11%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 3 AUGUST 2005

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	4,097,090
Chase GA Group Nominees Limited	6,050,783
Chase Nominees Limited	243,675
CUIM Nominee Limited	3,709,348
TOTAL	14,100,896

Appendix 5.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

UNKNOWN

11.	Date company informed

9 AUGUST 2005

12.	Total holding following this notification

16,876,714 ORDINARY SHARES OF 30 5/14 P

13.	Total percentage holding of issued class following this notification

6.11%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 9 AUGUST 2005

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	4,145,216
Chase GA Group Nominees Limited	8,615,047
Chase Nominees Limited	243,675
CUIM Nominee Limited	3,872,776
TOTAL	16,876,714
16,876,714

Appendix 6.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Lloyds TSB Group plc

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 PENCE

10.	Date of transaction

NOT KNOWN

11.	Date company informed

8 AUGUST 2005

12.	Total holding following this notification

27,801,227 ORDINARY SHARES OF 30 5/14 PENCE

13.	Total percentage holding of issued class following this notification

10.07%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 9 AUGUST 2005

Registered Holder	Management Company	No. of Shares

Lloyds TSB Jersey offshore	Material Holding	434
Lloyds TSB Private Banking	Material Holding	118,455
Scottish Widows Investment Partnership	Material Holding	17,774,680
Scottish Widows Investment Partnership	Non-Material Holding	9,907,658

TOTAL		27,801,227

Appendix 7.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

SUBSIDIARY COMPANIES OF AND COMPANIES AFFILIATED TO SCHRODERS PLC

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 PENCE

10.	Date of transaction

UNKNOWN

11.	Date company informed

8 AUGUST 2005

12.	Total holding following this notification

30,048,121 ORDINARY SHARES OF 30 5/14 PENCE

13.	Total percentage holding of issued class following this notification

10.88%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 9 August 2005

Registered Holder	No. of Shares

Schroder Nominees Limited	8,927,379
Subtotal:	8,927,379
Schroder Unit Trusts Limited	6,566,982
Subtotal:	6,566,982
Schroder & Co. Limited	149,844
Subtotal:	149,844
Bank of New York	427,700
Banque Internationale a Luxembourg	148,140
Bermuda Trust (Dublin) Ltd	98,828
BNY (OCS) Nominees Limited a/c: 219021	323,222
CDC IXIS	1,059,272
Chase Manhattan Bank	696,483
Chase Nominees Limited	2,427,753
HSBC Bank International a/c: 10096301	38,780
HSBC Global Custody Nominee (UK) Ltd	484,498
HSBC Global Custody Nominee (UK) Ltd a/c: 771401	27,572
Mellon Nominees (UK) Ltd	148,943
Morgan Nominees Limited a/c: GRL-Crest ID: AG01	150,705
Nortrust Nominees Limited	3,582,685
Nortrust Nominees Limited a/c: BOCPF	252,569
Nortrust Nominees Limited a/c: SRC13	26,764
Nutraco Nominees Limited	32,941
Pictet & Cie	458,036
RBSTB Nominees Ltd	420,676
State Street Nominees Limited	819,732
State Street Nominees Limited a/c: 823666	1,042,999
State Street Nominees Limited a/c: 823812	364,045
State Street Nominees Limited a/c: 823654	1,371,573
Subtotal:	14,403,916
TOTAL:	30,048,121

Appendix 8.

UNITED BUSINESS MEDIA PLC

For immediate release

PURCHASE OF SHARES BY ESOP TRUST

The company was notified on 10 August 2005 of dealings in its ordinary shares of 30 5/14 pence each by the Trustee of the United Business Media Employee Share Ownership Trust, which is a discretionary Trust for the benefit of UK employees (including executive directors) of the United group.

Date of transaction:	10 August 2005

Nature of transaction:	Purchase of 471,700 shares at £5.464865 per share.

The shares will be used to satisfy awards under the group’s share option and incentive plans.

Following the above transaction, the Trustee of the ESOP Trust holds a total of 2,042,330 United shares, representing 0.7% of the company’s issued share capital.   Under paragraph 2 of Schedule 13 to the Companies Act 1985, the executive directors are deemed to be interested in these shares.

Anne Siddell
Company Secretary

Appendix 9.

United Business Media plc

Director’s dealing

United Business Media plc was notified on 12 August 2005 of the transfer of 3,975 ordinary shares in the company made on 11 August 2005 by the Trustees of the United Business Media plc ESOP Trust to Charles Gregson, an executive director, following the exercise of options granted under the Senior Executive Equity Participation Plan.

Options over a further 7,950 shares failed to meet their performance conditions and have lapsed.

Following these dealings, Charles Gregson owns 275,957 ordinary shares representing 0.0999% of the issued share capital and holds options over 1,116,877 shares.

Anne Siddell
Company Secretary

Appendix 10.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer

United Business Media plc

2.

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

David Levin

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Whites Limited – Connected to David Levin by his wife Lindsay Levin’s indirect majority shareholding.

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3]

Holding of person referred to in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 30 5/14 Pence

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Whites Limited

8	State the nature of the transaction

Purchase of shares

9.	Number of shares, debentures or financial instruments relating to shares acquired

36,000

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.425

14.	Date and place of transaction

15 August 2005 on London Stock Exchange

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

36,000 – 0.01%

16.	Date issuer informed of transaction

15 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

18.	Period during which or date on which it can be exercised

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22.	Total number of shares or debentures over which options held following notification

23.	Any additional information

None

24.	Name of contact and telephone number for queries

Anne Siddell, Company Secretary
020 7921 5004

Name and signature of duly authorised officer of issuer responsible for making notification

Anne Siddell, Company Secretary _______________________________________________

Date of notification 16 August 2005 _______________________________________________

Appendix 11.

United Business Media plc

Block listing

United Business Media plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 9,730,000 ordinary shares of 30 5/14 p each.

These shares, which will rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the following share option schemes:

United Executive Share Option Schemes	7,000,000 shares
United SAYE Schemes	2,730,000 shares

Appendix 12.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

UNKNOWN

11.	Date company informed

16 AUGUST 2005

12.	Total holding following this notification

15,263,248 ORDINARY SHARES OF 30 5/14 P

13.	Total percentage holding of issued class following this notification

5.52%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
GROUP COMPANY SECRETARY

Date of notification: 17 August 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	15,263,248
Total	15,263,248

Appendix 13.

For immediate release	18 August 2005

United Business Media acquires three highly complementary
online and events businesses for a total of $56.5m

United Business Media (“UBM”) today announced that it has acquired three businesses in line with its strategy of adding bolt-on complementary multi-media assets to its existing industry verticals.

The businesses acquired (for cash consideration) are:

•	Light Reading Inc, an integrated business media company combining online publishing, live events and research/analysis for the communications industry, which has been acquired for $27m
•	Informex, an important US chemicals events business, which has been acquired for $24m
•	TechOnLine, an online electronics business media platform in the US, which has been acquired for $5.5m

CEO of UBM, David Levin, said
“These acquisitions will strengthen UBM in three industry verticals within which we already have a significant presence. Each acquisition will deepen and enrich the offering we are able to provide our customers.”

Light Reading
Light Reading provides a wide range of high value information products and services to professionals responsible for building, deploying, managing and financing communications and enterprise networks.

Its business comprises five market leading online web sites (including lightreading.com, the world’s largest online telecommunications publication, with more than 400,000 unique users), a wide range of web-based seminars, a series of live events and other related products. In 2004, Light Reading generated revenues of $10.1m and EBITDA of $2.6m.

Light Reading represents a good opportunity for CMP to continue the expansion of its online business, increasing both CMP’s non-print business and expanding the market coverage of CMP’s enterprise products. With the converging telecommunications and IT markets, CMP and Light Reading have overlapping advertiser bases and user audiences.

In addition to the initial consideration, today’s transaction includes a potential maximum earnout of up to $8m, subject to performance criteria over the next 2 years.

CEO of CMP Media, Gary Marshall, said
“The acquisition of Light Reading represents an important expansion of CMP’s online business.  Light Reading is a successful, fast growing and profitable online and event platform in an important vertical market within the technology sector.  It is a platform that CMP Media will look, where possible and where viable, to replicate or use as a model for a number of its other vertical markets in the technology sector.”

Informex
Informex is the leading specialty and custom chemical trade show and exhibition in the United States and is being acquired from the Synthetic Organic Chemical Manufacturers Association (“SOCMA”).  The acquisition of this US based business builds on CMPi’s existing strong chemicals and pharmaceutical ingredients operations in Europe and Asia.  Today’s move makes CMPi the world leader in chemicals industry events.

CMPi holds its existing strong position in European and Asian based chemicals events through CPhI – a chemical and pharmaceutical ingredients business that attracts over 20,000 industry professionals and over 1,500 exhibiting companies.   Informex brings with it over 4,000 delegates and around 500 exhibitors.

In 2005 (the event takes place in February), Informex generated $4.6m of revenue and an EBITDA of $2.3m.

CEO of CMP Information, Bernard Gray, said
“Informex is the leading broad fine chemicals show in the US and is a “must attend” event in the industry. This acquisition will extend CMPi’s chemicals business into North America providing a strong US platform for growth. CMPi will also be able to serve its customers better by expanding Informex’s broader chemical market presence into Europe and Asia where CMPi’s CPhI business unit has a market leading position in Chemical and Pharmaceutical Ingredients events.  We look forward to continuing to work closely with SOCMA as we grow the business.”

TechOnLine
TechOnLine has created a worldwide online community of more than 335,000 electronics engineering professionals by providing in-depth information, product services and training materials to the electronics technology industry. TechOnLine’s business comprises three separate units: Marketing & Promotional Services (encompassing online webcasting, sponsorship programs and email marketing), E-Training and VirtuaLab, an online electronics evaluation tool.

The combination of CMP Media Electronics Group’s more than 14 market-leading media properties such as EE Times, DesignLines and Embedded Systems Conferences with TechOnLine’s leading online services will create the most comprehensive set of news, information and education resources available to the electronics industry.

TechOnLine’s key business is its Marketing & Promotional Services unit. In the 12 months to June 2005, this business generated revenues of $3.0m and EBITDA of $0.8m. We are only attributing nominal values to the two other embryonic business units, which are currently unprofitable.

In addition to the initial consideration, today’s transaction includes a potential maximum earnout of up to $2.5m, subject to performance criteria.

CEO of CMP Media, Gary Marshall, said
“The acquisition of TechOnLine creates a unique and powerful online resource for our customers in the Electronics industry. By adding TechOnLine’s offerings to our existing industry leading media and event properties, we will be extending our online presence and enhancing our ability to serve the demanding daily needs of our electronics industry audience.”

For further information, please contact:
Fiona Piper	The Maitland Consultancy	020 7379 5151
Richard Kerr	United Business Media	020 7921 5097

-     END     -

Notes to Editors:

About Light Reading (http://www.lightreading.com/)
Established in February 2000, Light Reading’s focus on producing high-quality independent content has allowed the company to attract a global audience of more than 400,000 to its network of sites, as well as an active customer base of 370 companies, including every leading public and private firm in the telecommunications industry.

Light Reading has been built around the lightreading.com website. However, the business also has four other online sites: byteandswitch.com (storage), unstrung.com (wireless), nextgendata.com (data centre management) and heavyreading.com (market research repository). The company has also diversified and produces a wide range of events serving the communications industry.

Light Reading leads all telecom media in terms of traffic, content, and reputation, and reaches every level of the telecommunications pyramid: service providers, equipment manufacturers, and the business/financial community.

With its monthly audience in excess of 400,000 unique visitors, Light Reading is easily the largest online telecommunications publication in the world. Its monthly readership is greater than the audited circulation of its all its print competitors combined.

UBM is acquiring Light Reading Inc from its shareholders.

Related Websites:
http://www.byteandswitch.com/	http://www.heavyreading.com/
http://www.unstrung.com/	http://www.nextgendata.com/

About CMP Media (http://www.cmp.com)
CMP Media is the leading integrated media solutions company providing “broad and deep” access to the entire technology spectrum — the builders, sellers and buyers of technology worldwide.  The company’s comprehensive database of technology decision makers enables marketers to reach targeted audiences throughout the purchase process with publications, web offerings, face-to-face events, consulting and other marketing services that deliver actionable results.

About Informex (http://www.informex.com/)
For over 21 years, INFORMEX® has been the premier US venue for connecting the chemical industry to the latest technological advances and the newest developments in custom manufacturing, with nearly 480 exhibiting companies and over 4,000 specialty and fine chemical professionals in attendance.

About SOCMA
The Synthetic Organic Chemical Manufacturers Association (SOCMA) is the leading trade association serving the specialty-batch and custom chemical industry since 1921. Its 300 member companies have more than 2,000 manufacturing sites and 100,000 employees. SOCMA members encompass every segment of the industry—from small specialty producers to large multinational corporations—and manufacture 50,000 products annually valued at $60 billion dollars.

About CPhI (http://www.cphi.com)
CPhI started in 1990 as an international convention on chemical and pharmaceutical ingredients and intermediates. The first CPhI in 1990 attracted 250 visitors for 16 companies, while nowadays 20,000 industry professionals visit some 1,500 exhibiting companies from over 110 countries in the world. CPhI is the leading exhibition on pharmaceutical ingredients and allied industries. Every year the exhibition becomes larger with exhibitors and visitors doing business at CPhI.  It is the perfect opportunity to develop new business contacts and to maintain existing relationships. The next CPhI show will be held in Madrid on November 1st – 3rd 2005.

About CMP Information (http://www.cmpinformation.com)
CMP Information is the UK-headquartered professional media division of United Business Media plc. Operating in the UK and Europe, CMPi provides creative professional media solutions to around 20 industry sectors. Its products, including magazines, exhibitions, conferences, awards, directories and websites, are targeted at business professionals across a range of professional markets; these include Building & Property, Medical, Chemical and Pharmaceutical Ingredients, Travel, Agriculture and Print.

About TechOnLine (http://www.techonline.com/)
TechOnLine enjoys a leading position in connecting Electronic Original Equipment Manufacturers (EOEM) with electronics design engineers through its online program offerings and web communities. The EOEM marketplace is a sizeable $200 billion market.

TechOnLine works with the world’s top electronic component manufacturers, in addition to almost 400,000 registered users who rely on its websites and program offerings to gain valuable design information throughout the design and manufacturing process.

TechOnLine has built an enviable customer list that includes Intel, Freescale (Motorola), Renesas (Mitsubishi/Hitachi), Texas Instruments, Agilent and many other top tier electronics manufacturers. Part of the success of the company to date has been that TechOnLine’s web-based relationship marketing programs provide high and measurable ROI for these customers.

UBM is acquiring the assets of the TechOnLine business from TechOnLine Inc.

About CMP Media’s Electronics Group
CMP Media’s Electronics Group is the premier technology and business media brand serving the information needs of the creators of technology worldwide through print, online and conferences.

As the most comprehensive and integrated source of electronics technology information, CMP’s Electronics Group offers a full suite of products and services to reach the largest number of electronics systems design professionals throughout the world.  With its combination of media properties, CMP Media’s Electronics Group focuses on delivering a targeted audience and actionable information to marketers in the electronics technology community.

Each month, CMP Media Electronics Group delivers more than 1 million copies of its publications in five languages to subscribers in 55 countries, and online visitors from more than 100 countries view more than 7.5 million pages on its Web sites in six different languages.  Each year, more than 35,000 decision makers from 48 countries attend CMP Electronics Group conferences in North America, China, Taiwan and Europe.

CMP Media’s Electronics Group properties include:

•	Print: EE Times, Embedded Systems Programming, Electronics Supply & Manufacturing
•	Online: EE Times Online, DesignLines, PlanetAnalog.com, Embedded.com, my-esm.com, CommsDesign.com, and SupplyLines
•	Conferences: Embedded Systems Conferences, Embedded Connect and Design Seminars

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; and CMP, the media and exhibition group serving the Professional and Enthusiast in the high tech, healthcare, property, entertainment, jewellery & fashion markets in the US, UK, Asia and Europe.

This press release includes statements, which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 14.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

UNKNOWN

11.	Date company informed

18 AUGUST 2005

12.	Total holding following this notification

19,607,284 ORDINARY SHARES OF 30 5/14 P

13.	Total percentage holding of issued class following this notification

7.1%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 19 AUGUST 2005

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	4,171,010
Chase GA Group Nominees Limited	11,235,047
Chase Nominees Limited	243,675
CUIM Nominee Limited	3,957,552
TOTAL	19,607,284
19,607,284

Appendix 15.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

18 AUGUST 2005

12.	Total holding following this notification

10,912,079 ORDINARY SHARES OF 30 5/14 P

13.	Total percentage holding of issued class following this notification

3.95%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 19 AUGUST 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	654,078
Master Trust Bank of Japan	FIJ	23,916
Nomura Trust and Banking	FIJ	8,363
Trust & Cust Svcs Bk Toko	FIJ	7,232
Bank of New York Brussels	FIL	143,466
Brown Bros Harrimn Ltd Lux	FIL	19,060
Chase Manhttn Bk Ag Frnkfrt	FIL	73,862
ING Luxembourg	FIL	6,045
JP Morgan , Bournemouth	FIL	260,258
National Astl Bk Melbourne	FIL	20,957
Northern Trust London	FIL	13,520
State Str Bk and Tr Co Lndn	FIL	18,081
State Street Bank Australia	FIL	25,352
State Street T&B Co Ltd Tokyo	FIL	8,003
Bermuda Trust Far East Hk	FIM HK	7,253
JP Morgan Bournemouth	FISL	3,524,928
State Street Bank and Trust Co	FMRCO	1,765
Bank of New York	FMTC	29,417
Brown Brothers Harriman and co	FMTC	287,529
CIBC Mellon trust	FMTC	50,662
JPMorgan Chase Bank	FMTC	102,340
Mellon Bank N.A.	FMTC	109,646
Northern Trust Co	FMTC	229,005
Royal Trust Toronto	FMTC	6,364
State Street Bank and Trust Co	FMTC	718,355
Bank of New York Brussels	FPM	945,435
Bank of New York Europe Ldn	FPM	42,741
Bankers Trust London	FPM	117,324
Citibank London	FPM	39,035
Clydesdale Bank Plc	FPM	45,488
HSBC Bank plc	FPM	27,711
JP Morgan Bournemouth	FPM	698,444
Mellon Bank	FPM	437,764
Midland Securities Services	FPM	60,700
Northern Trust London	FPM	1,606,183
Societe Generale	FPM	6,635
State Str Bk and Tr Co Ldn	FPM	529,411
State Street Munich	FPM	5,751

TOTAL ORDINARY SHARES		10,912,079

Appendix 16.

22 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (“PDMRs”)

United Business Media plc has today been notified of the following dealings in its ordinary shares of 30 5/14 pence;

On 22 August 2005 the following PDMRs exercised options under the UBM2000 Executive Scheme at an exercise price of 277.2 pence per share:

Name of PDMR	Number of shares exercised	Number of shares sold	Market price of shares on sale

Andrew Crow	50,000	50,000	548.5p
Bernard Gray	92,500	92,500	548.5p
Jane Stables	50,000	50,000	548.5p
Gary Marshall	100,000	100,000	548.5p
Neil Mepham	50,000	50,000	548.5p

The options exercised were granted on 22 August 2002 and, the performance conditions having been met, have now vested.

As a result of the above dealings, the above-mentioned PDMRs hold options over the following shares in the company:

Name of PDMR	Number of options following dealing

Andrew Crow	434,718
Bernard Gray	425,335
Jane Stables	441,931
Gary Marshall	414,904
Neil Mepham	475,659

Anne Siddell
Group Company Secretary

Appendix 17.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 23 August 2005 it purchased for cancellation 150,000 of its ordinary shares at a price of 552.1083 pence per ordinary share.

Anne Siddell
Company Secretary

Appendix 18.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 24 August 2005 it purchased for cancellation 210,000 of its ordinary shares at a price of 549.9569 pence per ordinary share.

Anne Siddell
Company Secretary

Appendix 19.

UNITED BUSINESS MEDIA ANNOUNCES US$ 61.4m CONVERTIBLE BONDS BUY BACK

United Business Media (UBM), today announces that it has repurchased an aggregate principal amount of US$ 61.4m of the 2.375% Guaranteed Convertible Bonds due 2006, issued by its subsidiary, United Business Media (Jersey) Limited, for an aggregate price of approximately $75.0m excluding accrued interest. The bonds purchased, representing approximately 15.35 per cent of the initial amount, will be cancelled following which the outstanding amount of the bonds will be US$338.6m.